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                             April 22, 2021

       Amir Schlachet
       Chief Executive Officer
       Global-E Online Ltd.
       25 Basel Street
       Petah Tikva 4951038, Israel

                                                        Re: Global-E Online
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed April 13,
2021
                                                            File No. 333-253999

       Dear Mr. Schlachet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1/A filed April 13, 2021

       Recent Developments, page 6

   1. We note your estimates for gross merchandise value for the period ended March 31,
                                                        2021. In order to
provide proper context for this estimate, please provide balancing disclosure of your
estimates for your revenues and net income/net loss for the same period
                                                        (and a comparison to
your actual results for the period ended March 31, 2020).
       Notes to Consolidated Financial Statements
       15. Subsequent Events, page F-36

   2. Please revise your footnote to disclose how you will account for the warrants issued to
                                                        Shopify. This
disclosure should include the fair value of the warrants and the expected amortization period.
The disclosure should comply with paragraph ASC 855-10-50-2 and
 Amir Schlachet
Global-E Online Ltd.
April 22, 2021
Page 2
      50-3. Tell us what consideration you gave to disclosing the percentage based fee in this footnote and in other disclosures throughout this filing. In addition, please confirm that
      Shopify is not deemed a customer under ASC 606-10.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameAmir Schlachet
                                                            Division of
Corporation Finance
Comapany NameGlobal-E Online Ltd.
                                                            Office of
Technology
April 22, 2021 Page 2
cc:       Josh Kiernan
FirstName LastName